Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-11337

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Community National Bank
401(k) Profit Sharing Plan
PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
401 West "A" Street
San Diego, California 92101

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

        All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401(k) Committee
Community National Bank 401(k) Profit Sharing Plan

        We have audited the accompanying statements of net assets available for plan benefits (liquidation basis) of the Community National Bank 401(k) Profit Sharing Plan (The "Plan") as of December 31, 2009 and 2008 and the related statement of changes in net assets available for plan benefits (liquidation basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits (liquidation basis) as of December 31, 2009 and 2008, and the related changes in net assets available for plan benefits (liquidation basis) for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

        On May 16, 2006, as discussed in Note 1(b) to the accompanying financial statements, Community National Bancorp ("CNB"), parent of Community National Bank ("Bank"), approved an Agreement and Plan of Merger with PacWest Bancorp, formerly known as First Community Bancorp, which provided for the acquisition of CNB. An application for termination was filed with the Internal Revenue Services on May 15, 2007. A favorable determination letter was received on March 5, 2008. Subsequent to May 5, 2008, PacWest Bancorp began the distribution process. Participant balances were distributed to participant IRA accounts or the participant's current Plan. In accordance with accounting principles generally accepted in the United States of America, effective March 5, 2008, the Plan changed its basis of accounting to the liquidation basis. All distributions were completed by December 31, 2009.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 3, 2010

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Liquidation Basis)

December 31, 2009 and 2008

	2009	2008
	(Dollars in thousands)
Investments at fair value:
Common stock	$—	$43

Net assets available for benefits	$—	$43

See accompanying notes to financial statements.

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits (Liquidation Basis)

Year ended December 31, 2009

(Dollars in thousands)
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$1

Total investment gain	1

Deductions from net assets attributable to:
Benefits paid / distributions to participants	44

Total deductions	44
Decrease in net assets	(43)
Net assets available for benefits:
Beginning of the year	43

End of the year	$—

See accompanying notes to financial statements.

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Liquidation Basis)

December 31, 2009 and 2008

(1) Description of the Plan

        The following description of the Community National Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)    General

        The Plan was a defined contribution plan which provides retirement benefits for eligible employees of Community National Bank and its subsidiaries (the "Company") that elected to participate in the Plan. Community National Bancorp and its subsidiary Community National Bank were acquired by PacWest Bancorp, formerly known as First Community Bancorp, on October 26, 2006, upon which all assets of the plan were frozen. As successor to Community National Bancorp, the Plan is administered by PacWest Bancorp. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)    Plan Termination

        On September 30, 2006, the Board of Directors of Community Bancorp, Inc., the Plan sponsor, approved the termination of the Plan. An application for termination was filed with the Internal Revenue Service on May 15, 2007. Subsequent to September 30, 2006, no contributions, loan payments or new loans were allowed into or out of the Plan, and no distributions or rollovers were allowed subsequent to September 30, 2006 through March 5, 2008, the date the determination letter was received. Shortly after receipt of the determination letter, the Plan began the distribution process. Participant balances were distributed to participant IRA accounts or the participant's current employer's plan. All balances were distributed as of December 31, 2009.

  (c)    Contributions

        No participant contributions were received by the Plan in 2009 or 2008.

  (d)    Participant Accounts

        Each participant account was credited with the participant's contributions, allocations of the Company's matching contribution and earnings or losses. Earnings of the various funds were allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bore to the total of all account balances or shares held in the fund.

  (e)    Vesting

        Participant contributions were immediately fully vested. Participants became fully vested in their matching contributions effective with the acquisition of Community Bancorp, Inc. by Pac West Bancorp.

  (f)    Benefit Payments

        A participant may have received a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Liquidation Basis) (Continued)

December 31, 2009 and 2008

(1) Description of the Plan (Continued)

hardship, in accordance with Plan provisions. The Plan distributed the Plan assets to the participants and there were no Plan assets at December 31, 2009.

(2) Significant Accounting Policies

  (a)    Basis of Accounting

        The financial statements of the Plan have been prepared on the liquidation basis of accounting in accordance with principles generally accepted in the United States of America ("GAAP") as of December 31, 2009 and 2008 and for the year ended December 31, 2009.

  (b)    Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits, additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  (c)    Investment Valuation and Investment Income

        The Plan's investments were maintained in pooled separate accounts and within a group annuity contract. The investments in pooled separate accounts were valued at the assets value of the underlying investments based on quoted market prices. The Guaranteed interest accounts were valued at fair value and consist of contributions and reinvested income, less any withdrawals plus accrued interest. Participant loans were valued at the outstanding loan balance. All investment values were considered to materially approximate the liquidation basis of accounting.

        The Plan also had investments in PacWest Bancorp common stock in 2009 and 2008. These shares were valued at quoted market prices on a trade-date basis.

        Appreciation (depreciation) in fair value of investments was the realized gain (loss) on disposition of investments plus the unrealized increase (decrease) in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of securities were recorded on a trade-date basis. Interest income and dividends were recorded on the date received.

  (d)    Payment of Participant Benefits

        Participant benefits were recorded when paid.

  (e)    Administrative Expenses

        Administrative expenses of the Plan could be paid by the Plan sponsor or the assets of the Plan. Such expenses were paid by the Plan sponsor for the year ended December 31, 2009 and included, but were not limited to, expenses for bonding required by Employee Retirement Income Security Act of 1974 ("ERISA"), recordkeeping and other administrative services, and fees and expenses of the custodian.

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Liquidation Basis) (Continued)

December 31, 2009 and 2008

(2) Significant Accounting Policies (Continued)

  (f)    Risks and Uncertainties

        The Plan provided for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities were exposed to various risks such as interest rate, market, and credit.

(3) Investments

        The following table presents the fair value of investments as of December 31, 2009 and 2008, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment	2009	2008
	(Dollars in thousands)
PacWest Bancorp common stock	$—	$43

        During the year ended December 31, 2009, the Plan's investments (including investment securities bought, sold and held during the year) appreciated as follows:

Investment	2009
(Dollars in thousands)
PacWest Bancorp common stock	$1

Total	$1

(4) Fair Value Measurements

        Effective January 1, 2008, the Plan adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosure, for its investments. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, inputs other than level one that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities on markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Common stock held in participant-directed brokerage accounts at December 31, 2008 was stated at fair value as quoted on a recognized securities exchange and was valued at the last reported sales price on the last business day of the Plan year and was classified as Level 1 investments. There were no investments at December 31, 2009.

        The Plan's only asset at fair value as of December 31, 2008 was $43,100 in common stock, which was classified as a Level 1 investment.

COMMUNITY NATIONAL BANK
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Liquidation Basis) (Continued)

December 31, 2009 and 2008

(5) Party-in-interest Transactions

        The Plan's investment in the PacWest Bancorp's common stock amounted to $43,100 at December 31, 2008. The Plan held 1,603 shares of the PacWest Bancorp common stock as of December 31, 2008 and such investments represented 100% of the Plan's net assets available for benefits at December 31, 2008. The Plan had no net assets at December 31, 2009.

(6) Tax Status

        The Internal Revenue Service determined and informed the Company by letters dated March 5, 2008 that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan was amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust were tax-exempt. Therefore, no provision for income taxes was included in the Plan's financial statements. The Plan received approval for termination on March 5, 2008 (See Note 1(b), under Plan Termination).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community National Bank 401(k) Profit Sharing Plan
Date: June 4, 2010	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Authorized Signer 401(k) Plan Committee